SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.6)

Telewest Communications plc
(Name of Issuer)

Ordinary Shares, par value 10 pence per share
(Title of Class of Securities)

G8742C 10 2*
(CUSIP Number)

Limited Voting Convertible Ordinary Shares,
par value 10 pence per share
(Title of Class of Securities)

Not applicable
(CUSIP Number)

John Seethoff
Deputy General Counsel, Finance and Operations
One Microsoft Way
Redmond, Washington 98052-6399
(425) 882-8080
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 4, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The CUSIP number for the American Depository Shares, each representing 10 of the Ordinary Shares, par value 10 pence per share, of Telewest Communications plc, is 87956P 10 5.

CUSIP NO. G8742C 10 2	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON MICROSOFT CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 91-1144442
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) NOT APPLICABLE	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON STATE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 636,056,024 Ordinary Shares 60,322,654 Limited Voting Shares
	8.	SHARED VOTING POWER 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
	9.	SOLE DISPOSITIVE POWER 636,056,024 Ordinary Shares 60,322,654 Limited Voting Shares
	10.	SHARED DISPOSITIVE POWER 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7% Ordinary Shares 100% Limited Voting Shares
14.	TYPE OF REPORTING PERSON CO

*	All of the subject shares, including such shares beneficially owned by Liberty Media International Inc. and Liberty U.K., Inc., may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the “Exchange Act”), by Microsoft Corporation (“Microsoft”) by virtue of the Revised New Relationship Agreement (as defined herein)referred to in this statement on Schedule 13D. The filing of this statement on Schedule 13D shall not be construed as an admission by Microsoft that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

CUSIP NO. G8742C 10 2	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON MICROSOFT CABLE PARTNERSHIP HOLDINGS, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-1126521
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) NOT APPLICABLE	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,385,202 Ordinary Shares
	8.	SHARED VOTING POWER 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
	9.	SOLE DISPOSITIVE POWER 40,385,202 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7% Ordinary Shares 100% Limited Voting Shares
14.	TYPE OF REPORTING PERSON CO

*	All of the subject shares, including such shares beneficially owned by Liberty Media International Inc. and Liberty U.K., Inc., may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the “Exchange Act”), by Microsoft Cable Partnership Holdings, Inc. by virtue of the Revised New Relationship Agreement (as defined herein)referred to in this statement on Schedule 13D. The filing of this statement on Schedule 13D shall not be construed as an admission by Microsoft that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

CUSIP NO. G8742C 10 2	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON MICROSOFT U.K. CABLE, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 81-1145944
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) NOT APPLICABLE	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 595,670,822 Ordinary Shares 60,322,654 Limited Voting Shares
	8.	SHARED VOTING POWER 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
	9.	SOLE DISPOSITIVE POWER 595,670,822 Ordinary Shares 60,322,654 Limited Voting Shares
	10.	SHARED DISPOSITIVE POWER 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,022,815 Ordinary Shares* 82,507,747 Limited Voting Shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7% Ordinary Shares 100% Limited Voting Shares
14.	TYPE OF REPORTING PERSON CO

*	All of the subject shares, including such shares beneficially owned by Liberty Media International Inc. and Liberty U.K., Inc., may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the “Exchange Act”), by Microsoft U.K. Cable, Inc. by virtue of the Revised New Relationship Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this statement on Schedule 13D shall not be construed as an admission by Microsoft that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

CUSIP NO. G8742C 10 2	Page 5 of 8 Pages

Item 1.   Security and Issuer

This constitutes Amendment No. 6 (the “Amendment”) to the Statement on Schedule 13D, dated July 17, 2000, as amended by Amendment No. 1, dated July 18, 2000, Amendment No. 2, dated August 9, 2000, Amendment No. 3, dated October 4, 2000, Amendment No. 4 dated May 16, 2002 and Amendment No. 5 dated July 3, 2002 (the “Statement”), relating to the ordinary shares, par value 10 pence per share (the “Ordinary Shares”), and the Limited Voting Convertible Ordinary Shares, par value 10 pence per share (the “Limited Voting Shares”), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (“Telewest”).

Item 2.   Identity and Background.

This statement is filed on behalf of Microsoft Corporation, a Washington corporation (“Microsoft”), Microsoft U.K. Cable, Inc., a Colorado corporation (“UK Cable”), and Microsoft Cable Partnership Holdings, Inc., a Colorado corporation (“Cable Partnership”). UK Cable and Cable Partnership are wholly-owned subsidiaries of Microsoft. UK Cable owns 595,670,822 Ordinary Shares and 60,322,654 Limited Voting Shares and Cable Partnership owns 40,385,202 Ordinary Shares. Microsoft does not directly own any Ordinary Shares or Limited Voting Shares.

Item 4.   Purpose of the Transaction.

On June 28, 2002, Microsoft, UK Cable and Cable Partnership (the “Microsoft Parties”) delivered a notice (the “Old Notice”) (previously filed as Exhibit 11 to Amendment No. 5) to the Liberty Parties pursuant to the Revised New Relationship Agreement, dated 7 July 2000, as amended 18 May 2001 (the “Relationship Agreement”), by and among Liberty Media International, Inc., a Delaware corporation (“Liberty”), Liberty UK Holdings, Inc., a Delaware corporation, Liberty UK, Inc., a Delaware corporation (collectively, the “Liberty Parties”), Microsoft and Telewest (previously filed as Exhibit 2 to Amendment No. 1), notifying the Liberty Parties that the Microsoft Parties proposed to sell publicly all of their Ordinary Shares and Limited Voting Shares (the “Microsoft Telewest Shares”)and providing the Liberty Parties with the right to purchase the Microsoft Telewest Shares (the “Old Offer”). The Liberty Parties did not exercise their right to purchase the Microsoft Telewest Shares and the Microsoft Parties did not sell any of the Microsoft Telewest Shares prior to the expiration of the period during which they were entitled under the Relationship Agreement to purchase and sell, respectively.

On December 4, 2002, in accordance with the terms of the Relationship Agreement, the Microsoft Parties delivered a new notice (the “Notice”) to the Liberty Parties notifying the Liberty Parties that UK Cable and Cable Partnership again propose to sell publicly all of the Ordinary Shares and all of the Limited Voting Shares owned by UK Cable and Cable Partnership, respectively (the “Offered Shares”). Pursuant to the terms of the Relationship Agreement, the Notice offers (the “Offer”) the Liberty Parties the right to purchase the Offered Shares at a price (the “Offer Price”) equal to the average of the prices for the Offered Shares on December 2, 2002, December 3, 2002, December 4, 2002, and on the next three trading days following December 4, 2002, and the Liberty Parties have 30 days following receipt of the Notice (the “Option Period”) to elect to purchase all, but not less than all, of the Offered Shares. The Microsoft Parties may withdraw the Offer if the Offer Price is less than 90% of the price for the Offered Shares on December 4, 2002. The Relationship Agreement provides that, if the Liberty Parties do not exercise their right to purchase the Offered Shares, UK Cable and Cable Partnership

CUSIP NO. G8742C 10 2	Page 6 of 8 Pages

may, but are not required to, sell publicly the Offered Shares for up to 90 days following the expiration of the Option Period.

A copy of the Notice is attached as Exhibit 12 hereto and is hereby incorporated by reference in its entirety

Item 5.   Interest in the Securities of the Issuer.

        (a)-(b)        The percentage interest held by each Reporting Person presented below is based on the number of Ordinary Shares and Limited Voting Shares that Telewest reported to be issued and outstanding on December 31, 2001 in its Form 20-F.

Microsoft beneficially owns 636,056,024 Ordinary Shares representing approximately 22.1% of the outstanding Ordinary Shares. In addition, Microsoft beneficially owns 60,322,654 Limited Voting Shares, representing approximately 73.1% of the outstanding Limited Voting Shares. Upon the conversion of the Limited Voting Shares into Ordinary Shares, Microsoft would beneficially own 696,379,679 Ordinary Shares representing approximately 23.7% of the Outstanding Shares (diluted only for such conversion).

UK Cable beneficially owns 595,670,822 Ordinary Shares representing approximately 20.7% the outstanding Ordinary Shares. In addition, UK Cable beneficially owns 60,322,654 Limited Voting Shares, representing approximately 73.1% of the outstanding Limited Voting Shares. Upon the conversion of the Limited Voting Shares into Ordinary Shares, UK Cable would beneficially own 655,993,476 Ordinary Shares representing approximately 22.4% the Outstanding Shares (diluted only for such conversion).

Cable Partnership beneficially owns 40,385,202 Ordinary Shares representing approximately 1.4% of the outstanding Ordinary Shares.

        (c)        Other than as described in Item 4 or Item 5 (a) or (b), and previously disclosed in the Statement, Microsoft, UK Cable and Cable Partnerships have not effected a transaction involving Ordinary Shares or Limited Voting Shares during the past 60 days.

        (d)        Not Applicable.

        (e)        Not Applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 12	--	Notice, dated December 4, 2002, delivered by Microsoft, UK Cable and Cable Partnership to Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.

CUSIP NO. G8742C 10 2	Page 7 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   December 5, 2002

MICROSOFT CORPORATION
By:	/s/ John G. Connors

	Name: Title:	John G. Connors Chief Financial Officer

MICROSOFT U.K. CABLE, INC.
By:	/s/ John A. Seethoff

	Name: Title:	John A. Seethoff Vice President

MICROSOFT CABLE PARTNERSHIP HOLDINGS, INC.
By:	/s/ John A. Seethoff

	Name: Title:	John A. Seethoff Vice President

CUSIP NO. G8742C 10 2	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit 12	--	Notice, dated December 4, 2002, delivered by Microsoft, UK Cable and Cable Partnership to Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.